February 12, 2018

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington DC 20549

Re: Ithrive PH, Inc.
Offering Statement on Form 1-A
Filed April 13, 2017
File No. 024-10692

Dear Mr. Reynolds:

Please accept this correspondence as my client's response to the Commission's comment letter dated January 9, 2018, along with the new filing submitted through EDGAR.

1. Part II Directors, Executive Officers and Significant Employees, page 47: 1. We note that you added Kerry Dale as your Chief Financial Officer. Please disclose the information required by Items 10 and 11 of Form 1-A.

Kerry Dale is no longer listed as the Chief Financial Officer in the updated filing. At present, the issuer is in the process of finding a Chief Financial Officer, so there is no one in that posisition at present.

2. Security Ownership of Management and Certain Securityholders, page 51

We note your response to comment 3. Your table on page 52 indicates that there are a total of 10,328,788 Class A shares owned prior to the offering. However, you only account for ownership of 210,371 shares with two holders. Please reconcile the total outstanding Class A shares owned prior to the offering with the amounts disclosed in the column.

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Cell: (813) 309-6258 DC Office: (202) 370-1333 E-mail: AlmericoLaw@gmail.com www.Almerico.com Member of the Florida Bar

The information has been reconciled in the latest filing.

3. Signatures, page 59. We note your response to comment 4. Please also have your principal accounting officer sign the offering statement.

As noted above, the issuer does not have a Chief Financial Officer at this time, so the signature block has been removed. The issuer also does not have a Chief Accounting Officer at this time, so there is no signature block for a Chief Accounting Officer.

4. Section F/S, page 61. Please clearly label your financial statements for the interim period ended June 30, 2017 as "unaudited". Also, provide the related notes to your interim financial statements. Refer to paragraph (c)(1)(i) of Part F/S to Form 1-A and Rule 8-03 of Regulation S-X.

This has been done in the latest filing.

5. Exhibit 1A-11 Consent of Independent Auditors, page 69. Please include a currently-dated consent from your independent auditors..

This has been done in the latest filing.

Please do not hesitate to contact me if you have further comments or questions.

Very Truly Yours,

Kendall A. Almerico